UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 4, 2025, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release entitled “Galmed Announces Grant of New Use Patents for the combination of Aramchol and Madrigal Pharmaceuticals’ Rezdiffra (Resmetirom) for MASH.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the first paragraph of the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 4, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: December 4, 2025	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer